EXHIBIT 10.1

CONFIDENTIAL TREATMENT REQUESTED. CONFIDENTIAL PORTIONS OF THIS DOCUMENT HAVE BEEN REDACTED AND HAVE BEEN FILED SEPARATELY WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION

Execution Copy

License Agreement

between	Schering Aktiengesellschaft
13342 Berlin, Germany

(hereinafter referred to as “Schering”)

and	Indevus Pharmaceuticals, Inc.
33 Hayden Avenue, Lexington, MA 02421, USA

(hereinafter referred to as “Licensee”)

Schering and Licensee are sometimes referred to herein individually as a “Party” and collectively as the “Parties”.

WHEREAS, Schering owns and Controls the Schering Technology (hereinafter defined) and is engaged in the development and commercialization of Product (hereinafter defined) in the Field (hereinafter defined) in countries outside the Territory (hereinafter defined) and already distributes Product in certain countries of the European Union;

WHEREAS, Schering has decided to refrain from developing and commercializing Product in the Field for the US, but has the right to grant rights and licenses concerning Product in the Field for the US;

WHEREAS, Licensee is interested in developing and commercializing Product in the Field for the US and obtaining from Schering an exclusive license under the Schering Technology therefor, and Schering is willing to grant such rights and licenses to Licensee under the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants herein contained, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Article 1

Definitions

The following terms, when capitalized, shall have the following meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined), when used in this Agreement:

1.1 “Act” shall mean the United States Food, Drug, and Cosmetic Act of 1938, as amended, and the rules and regulations promulgated thereunder, or any successor act, as the same shall be in effect from time to time.

1.2 “Affiliate” shall mean, with respect to a Party, any person, corporation, firm, joint venture or other entity which, directly or indirectly, through one or more intermediates, controls, is controlled by or is under common control with such Party. As used in this definition, “control” means possession of the power to direct or cause the direction of the management and policies of an entity, whether through the ownership of the outstanding voting securities or by contract or otherwise.

1.3 “Agreement” shall mean this License Agreement.

1.4 “Audit Disagreement” shall have the meaning set forth in Section 8.3.

1.5 “Business Day” shall mean any day that is not a Saturday, a Sunday, a day on which the New York Stock Exchange is closed, or other day on which banks are required or authorized by law to be closed in Berlin, Germany.

1.6 “CFR” shall mean the US Code of Federal Regulations.

1.7 “Change of Control” shall mean that (i) a majority of the outstanding voting securities of a Party becomes owned by one or more individuals or entities that did not own a majority of the voting securities of such Party as of the Effective Date; or (ii) the possession of the power to direct or cause the direction of the management and policies of a Party, whether through ownership of the outstanding voting securities or by contract or otherwise becomes vested in one or more individuals or entities that did not possess such power as of the Effective Date.

1.8 “Clinical Development” shall mean the conduct of studies of Product in humans to assess the dosing, safety and/or efficacy of Product.

1.9 “Clinical Supplies” shall mean supplies of Product and, if applicable, placebo, to be used for the conduct of Development in the Territory.

1.10 “Commercialization” and “Commercialize” shall refer to all activities relating to the pre-marketing, marketing, distribution, import, sale and offer for sale of a Product, and the process of Commercialization, respectively.

1.11 “Commercially Reasonable Efforts” shall mean the level of endeavor which a company in the prescription pharmaceutical industry comparable in size to Licensee or Schering, as applicable, and active in development and commercialization of pharmaceutical compositions would ordinarily expend to accomplish an important objective.

1.12 “Commercialization Plan” shall have the meaning set forth in Section 4.2.

1.13 “Confidential Information” shall have the meaning set forth in Section 13.1.

1.14 “Control” or “Controlled” shall mean the ability to grant the rights and licenses as provided for herein without violating the terms of any agreement or other arrangement with any Third Party.

1.15 “Development” or “Develop” shall mean all activities, or the performance thereof, relating to Pre-clinical Development and Clinical Development as are customary for a company in the pharmaceutical industry as part of the process of obtaining Regulatory Approval.

1.16 “Development Plan” shall have the meaning set forth in Section 3.2.

1.17 “Domain Names” shall mean any internet domain name identical or similar with the Trademarks owned or controlled by Schering, subject to the provisions of Section 10.10 and used by Licensee in connection with the marketing, sale, advertising and/or promotion of Product in the Field in the Territory.

1.18 “DMF” shall mean a Drug Master File as defined in 21 CFR §314.420, including all supplements and amendments thereto.

1.19 “Drug Approval Application” shall mean an application for Regulatory Approval required to be approved before marketing Product as a drug, including in the US an NDA and all supplements filed pursuant to the requirements of the Act (including all documents, data and other information concerning a Product that are necessary for, or included in, FDA approval to market a Product).

1.20 “Effective Date” shall mean the date when this Agreement has been executed by authorized representatives of both Parties.

1.21 “FDA” shall mean the US Food and Drug Administration of the Department of Health and Human Services, or any successor agency with responsibility for regulating the development, manufacture and sale of human pharmaceutical products in the US.

1.22 “Field” shall mean any use of a pharmaceutical composition to restore testosterone concentrations to physiological levels (i) to treat hypogonadism in men or (ii) to treat any other urological or endocrinological indication in men; for the avoidance of doubt, [*] shall not be considered an “indication” within the meaning of this definition.

1.23 “Finished Product” shall mean a Product as specified in Schedule 1.23 or a Product developed under Section 6.8.1 packaged and labeled in a final form ready for commercial sale and distribution in the Territory.

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1.24 “First Commercial Sale” shall mean the date Licensee or an Affiliate or Sublicensee of Licensee first sells, or otherwise disposes of, commercially, a Product pursuant to a Regulatory Approval.

1.25 “GAAP” shall mean US generally accepted accounting principles.

1.26 “GCP” shall mean the Good Clinical Practices guidelines published by the International Conference of Harmonization (ICH) and adopted by the FDA, and published standards of FDA (or other standards of FDA that are generally recognized within the US pharmaceutical industry) that relate to the conduct of clinical studies in humans.

1.27 “GLP” shall mean the Good Laboratory Practices Regulations promulgated by FDA, as they may be amended from time to time. GLP also includes published standards of FDA (or other standards of FDA that are generally recognized within the US pharmaceutical industry) that relate to the conduct of preclinical studies in animals.

1.28 “Improvements” shall mean any and all developments, improvements or enhancements relating to Product including, without limitation, in the manufacture, formulation, preparation, presentation, means of delivery or administration, dosage, indication, use or methods of use or packaging.

1.29 “IND” shall mean an Investigational New Drug application filed with FDA pursuant to 21 CFR 312.1 et seq., as such regulations may be amended from time to time or an equivalent application filed with an equivalent Regulatory Authority outside the US, the filing of which was or is necessary to commence clinical testing of Product in such regulatory jurisdiction.

1.30 “Joint Inventions” shall have the meaning set forth in Section 10.3.

1.31 “Joint Patents” shall mean a Patent claiming a Joint Invention, provided that one Party has not assigned its interest in the Patent to the other Party.

1.32 “Know-how” shall mean: any and all techniques, data and information that are necessary or useful for the Development, Commercialization or use of the Substance, Product or any Improvements, including, but not limited to, inventions, discoveries, practices, methods, knowledge, skill, trade secrets, experience, test data (including pharmacological, toxicological, biological, technical and non-technical preclinical and clinical test data); data, records and information derived from Development; regulatory submissions, adverse reactions, analytical and quality control data, including data included in or necessary or useful for obtaining Regulatory Approval (other than contained in a DMF). Notwithstanding anything herein to the contrary, Know-how shall exclude Patents.

1.33 “Licensee Know-how” shall mean Know-how that becomes owned or Controlled by Licensee or its Affiliates during the term of this Agreement.

1.34 “Licensee Patents” shall mean Patents that become owned or Controlled by Licensee or its Affiliates during the term of this Agreement.

1.35 “Long-acting Testosterone Product” shall mean any pharmaceutical composition formulated in [*], in each case other than Product introduced in the Territory by Licensee or any Affiliate or Sublicensee of Licensee.

1.36 “NDA” shall mean a New Drug Application as defined in the Act filed with the FDA, for marketing authorization of Products in the US.

1.37 “Net Sales” shall mean with respect to any Product, the gross amount invoiced by Licensee or its Affiliates or Sublicensees from sales of Product in the Territory, commencing upon the date of First Commercial Sale, less deductions for: (a) transportation charges (freight, shipping and distribution), including insurance actually paid for distribution of Product; (b) sales, value-added and excise taxes, and other taxes, duties or surcharges paid or allowed by a selling party and any other governmental charges imposed upon the sale or use of Product; (c) any other fees paid to distributors, consignees or agents in connection with the sale of Product; (d) allowances or credits to customers, not in excess of the selling price of Product, on account of governmental requirements, rejection, outdating or return of Product; (e) rebates or premiums granted or allowed to customers in connection with the sale of Product; (f) trade, quantity, or cash discounts, chargebacks or retroactive price reductions granted in connection with the sale of Product; and (g) write offs for bad debts. Net Sales shall be determined at the time such Net Sales are recognized as revenue in accordance with GAAP by Licensee and all accounting terms used shall be interpreted in accordance with GAAP.

For the purpose of calculating Licensee’s Net Sales, the Parties recognize that (i) Licensee’s customers may include parties in the chain of commerce who enter into agreements with Licensee as to price even though legal title to Product does not pass directly from Licensee to such customers, and even though payment for such Product is not made by such customers to Licensee, and (ii) in such cases, chargebacks paid by Licensee to or through a Third Party (such as a wholesaler) can be deducted by Licensee from gross revenues in order to calculate Licensee’s Net Sales. Sales between Licensee and Affiliates or Sublicensees shall be excluded from the computation of Net Sales, except where such entities are end users in which case Net Sales shall include Net Sales to such entities; provided however, if such entities are using such Products solely for research or clinical testing purposes, indigent or other public support programs, then such sales between Licensee and Affiliates shall be excluded from the computation of Net Sales.

1.38 “New Product” shall have the meaning set forth in Section 2.7.

1.39 “New Product License” shall have the meaning set forth in Section 2.7.

1.40 “Patents” shall mean: (i) any US and foreign patent applications and patents, including all certificates of invention and applications of certificates of invention; (ii) any national, regional and international patent applications filed from patent applications and patents included in (i), including any divisional and continuation applications or supplementary protection certificates of the patent applications and patents included in (i) and any continuation-in-part applications to the extent dominated by patent applications and patents included in (i); (iii) any and all patents that have

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issued or in the future issue from patent applications included in (i) and (ii); and (iv) any and all extensions or restorations by existing or future extension or restoration mechanisms, including substitutions, reexaminations, revalidations, reissues, renewals, and extensions thereof, in each case that are necessary or useful for the Development, manufacturing, Commercialization or use of Substance, Product or any Improvement including but not limited to methods of their Development, manufacture, or use.

1.41 “Pre-clinical Development” shall mean all activities relating to the planning and execution of non-human studies conducted in in vitro or in relevant in vivo animal models directed towards obtaining Regulatory Approval of Product in the Territory. This includes pre-clinical testing, pharmacokinetics, toxicology, documentary and medical writing directly related to Pre-clinical Development activities, and related regulatory affairs.

1.42 “Product” shall mean the pharmaceutical composition containing the Substance in a long-acting depot injectable dosage form.

1.43 “Product Competition” shall be present commencing as of the first calendar quarter (the “Triggering Quarter”) in which (a) [*] have a market share in the Territory of [*] percent ([*]%) or greater of [*] in such calendar quarter of (i) [*]; and (ii) such [*], and (b) the [*] in the Territory [*] percent ([*]%) or greater [*]; provided, however, that Product Competition shall not be deemed to be present for any calendar quarter after the Triggering Quarter if in such calendar quarter [*] do not have a market share in the Territory of [*] percent ([*]%) or greater of the [*] of (i) [*] and (ii) [*].

1.44 “Purchase Price” shall mean (i) if [*], twenty five percent (25%) of Net Sales; and (ii) as long as [*] percent ([*]%) of Net Sales.

1.45 “Regulatory Authority” shall mean any court, tribunal, arbitrator, agency, commission, official or other instrumentality of any national, state, county, city or other political subdivision, that performs a function for such political subdivision similar to the function performed by the FDA for the US with regard to the approval, licensing, registration or authorization to test, manufacture, promote, market, distribute, use, store, import, transport or sell a product in the defined territory or political subdivisions, or with respect to the approval of pricing or reimbursement for such product.

1.46 “Regulatory Approval” shall mean any approvals, product and/or establishment licenses, registrations or authorizations of any Regulatory Authority necessary for marketing Product in the Field in the Territory.

1.47 “Right of First Negotiation” shall have the meaning set forth in Section 2.7 of this Agreement.

1.48 “Royalty Year” shall mean a Year, provided that the first Royalty Year shall mean the period commencing with the date of First Commercial Sale in the Territory and extending to either (i) December 31 of the Year in which First Commercial Sale occurs, if December 31 of such Year is at least six months after First Commercial Sale; or (ii) December 31 of the Year immediately following the Year in which First Commercial Sale occurs, if December 31 of the year in which First Commercial Sale occurs is less than six months after First Commercial Sale.

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1.49 “Schering Facilities” shall mean Schering’s facilities in Berlin, Germany (Product manufacture), and in Orizaba, Mexico (Substance manufacture by Productos Químícos Naturales, S.A. de CV), and/or such other facility as Schering may use to perform its manufacturing and supply obligations of Product hereunder and under the Supply Agreement.

1.50 “Schering Know-how” shall mean Know-how owned or Controlled by Schering or its Affiliates as of the Effective Date or which becomes owned or Controlled by Schering or its Affiliates during the term of this Agreement.

1.51 “Schering Patents” shall mean the Patents listed in Schedule 1.51 or any other Patents that are as of the Effective Date or become during the term of this Agreement owned or Controlled by Schering or any of its Affiliates.

1.52 “Schering Technology” shall mean Schering Know-how and Schering Patents.

1.53 “SEC” shall mean the US Securities and Exchange Commission or any successor agency.

1.54 “Specifications” shall mean those specifications that are as of the Effective Date set forth in the approved European Marketing Authorisation Application for the product marketed under the trademark “Nebido”, as such may be modified and included in the NDA.

1.55 “Steering Committee” shall have the meaning set forth in Section 5.1.

1.56 “Sublicensee” shall mean a Third Party to whom Licensee has granted a license or sublicense to develop, import, use, sell, offer for sale or otherwise exploit Product in the Territory.

1.57 “Substance” shall mean testosterone undecanoate (TU).

1.58 “Summary CMC Section” shall mean the introductory portion of the chemistry, manufacturing, and controls section of an NDA, as defined in 21 CFR Section 314.50 (1), relating to the Substance and the Finished Product.

1.59 “Supply Agreement” shall have the meaning as set forth in Section 6.6.

1.60 “Supply Price” shall have the meaning as set forth in Section 6.3.

1.61 “Territory” shall mean the US.

1.62 “Third Party” shall mean any entity other than Schering or Licensee and their respective Affiliates.

1.63 “Trademark” shall mean the trademark “Nebido” in the layout as described in Schedule 1.63 and/or any other trademark that is selected pursuant to Section 10.9.1.

1.64 “US” shall mean the United States of America, including the District of Columbia, and its territories, possessions, and commonwealths, including, without limitation, the Commonwealth of Puerto Rico.

1.65 “Valid Claim” shall mean a claim of any issued and unexpired Patent included within the Schering Patents that has not been revoked, withdrawn or canceled nor held to be invalid or unenforceable by a court or tribunal of competent jurisdiction in an unappealed or unappealable decision and which has not been disclaimed, denied or admitted to be invalid or unenforceable through reissue or disclaimer or otherwise.

1.66 “Year” shall mean a calendar year.

Article 2

Licenses

2.1 License to Licensee. Subject to the terms and conditions of this Agreement, Schering agrees to grant and hereby grants to Licensee an exclusive (even as to Schering) license under the Schering Technology to Develop, use, sell, offer to sell and import Products in the Field into and throughout the Territory, either by itself or through its Affiliates.

2.2 Sublicenses. Subject to the terms and conditions of this Agreement, Licensee shall have the right to sublicense the rights granted in Section 2.1 above to an Affiliate or to any Sublicensee. Licensee shall advise Schering of any proposed sublicense with a Sublicensee and such sublicense shall be subject to the prior written consent of Schering which may not be unreasonably withheld or delayed. Each such sublicense shall be consistent with all the terms and conditions of this Agreement. Licensee shall remain responsible to Schering for any non-performance by the Sublicensee of Licensee’s obligations under this Agreement that are assumed by the Sublicensee.

2.3 Schering Patents. If at any time during the course of this Agreement any additional Patents are acquired by or come under the Control of Schering that include any claims that are related to the Substance and/or Product in the Territory, such Patents shall be added to the list attached hereto as Schedule 1.51 provided, however, that the failure to amend or add such Patents to Schedule 1.51 shall not affect the definition of Schering Patents.

2.4 Schering Know-how. As soon as reasonably possible after the Effective Date, Schering shall disclose and provide to Licensee in English (if available) and in writing, in electronic format where available, and hard copies, all Schering Know-how which Schering has available and which is required by Licensee for the Development and Commercialization of Product in the Field in the Territory. It is understood that Schering Know-how which is contained in a DMF will not be disclosed to Licensee, unless explicitly required by the FDA and subject to Sections 3.4 and 3.5. If at any time during the term of this Agreement any additional Schering Know-how is acquired by Schering, Schering shall promptly upon such acquisition disclose and provide to Licensee in English (if available) and in writing, in electronic format where available, and hard copies, all such additional Schering Know-how.

2.5 Reservation of Rights. Except as specifically provided in this Agreement and subject to the terms and conditions set forth herein, this Agreement shall not affect the right of Schering to use the Substance and Product (i) outside the Territory and (ii) for the development and commercialization of Product in combination with other substances solely for [*] in the Territory. Notwithstanding the foregoing, Schering will use Commercially Reasonable Efforts to avoid and to ensure that its Affiliates and/or sublicensees avoid commercialization of a product in the Territory which is substitutable to or for Product.

2.6 No Further Rights. Only the rights and licenses granted pursuant to the express terms of this Agreement shall be of any legal force or effect. No other license rights shall be granted or created by implication, estoppel or otherwise.

2.7 Right of First Negotiation.

(a) Schering hereby grants Licensee the right (the “Right of First Negotiation”) to obtain from Schering an exclusive (even as to Schering) right and license under (i) the Schering Technology and/or (ii) Schering’s rights in any Joint Invention, in each case covering or relating to an Improvement that has application outside the Field but excluding the area of [*] (a “New Product”), to develop, commercialize, use, sell, offer to sell and import such New Product into and throughout the Territory (the “New Product License”), if Schering does not intend either itself or through its Affiliates to commercialize such New Product in the Territory, subject to the terms and conditions of this Section 2.7.

(b) With respect to any New Product, Schering shall give written notice to Licensee as soon as practicable following the decision by Schering to outlicense a New Product, providing Licensee with a summary of the Schering Technology or invention relating to the New Product. Licensee shall have the right to exercise its Right of First Negotiation by delivery to Schering of a written notice of exercise within [*] after the date on which Licensee receives such notice from Schering. During such [*] period Schering shall provide the relevant data regarding such New Product to enable Licensee to conduct proper due diligence. If Licensee does not exercise the Right of First Negotiation in respect of a New Product in that time period, the Right of First Negotiation for such New Product shall be deemed to have lapsed with respect to such New Product. In the event Licensee exercises the Right of First Negotiation, Licensee and Schering shall engage in exclusive, good faith negotiations to enter into an agreement within [*]after such exercise (or such other period as the Parties may agree to) providing for the New Product License and containing such mutually acceptable and commercially reasonable terms and conditions consistent with similar types of license agreements including, if applicable, supply provisions with respect to the New Product. If the Parties have not entered into a New Product License prior to the expiration of such time period, provided the Parties have not agreed on an extension, the Right of First Negotiation for such New Product shall be deemed to have lapsed.

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Article 3

Development and Regulatory Matters

3.1 Development. From the Effective Date and subject to the terms and conditions of this Agreement, Licensee shall solely be responsible for and bear all costs of all Development of Product in the Field in the Territory and, assuming successful completion of Development, use Commercially Reasonable Efforts to obtain Regulatory Approval for Product.

3.2 Development Plan and Study Protocols. The Development to be conducted by Licensee pursuant to Section 3.1 above including, but not limited to the timelines for such Development shall be substantially as set forth in a proposed development plan (the “Development Plan”). The Development Plan will take account of Schering’s interest in Product outside the Territory and will be reviewed by the Steering Committee. Within sixty (60) days after the Effective Date Licensee will present a draft of the initial Development Plan to the Steering Committee for review. This draft Development Plan and any amendments to the Development Plan shall be reviewed by the Steering Committee and any reasonable proposals made by Schering will be taken into account by Licensee. Each Party will submit to the other Party in advance all draft study protocols for the performance of planned studies in the course of Development of Product by such Party for review. Each Party will inform the other Party about the progress of its Development of Product. Notwithstanding the foregoing Licensee shall have the right to make all decisions with respect to all matters relating to Development of Product in the Field in the Territory and Schering shall have the right to make all decisions with respect to all matters relating to Development of Product outside the Territory and outside the Field but inside the Territory, taking into account the considerations set forth herein.

3.3 Clinical Development Applications and Drug Approval Application. Licensee shall be responsible for the preparation, filing and prosecution of INDs in the name of Licensee to conduct Clinical Development in the Field in the Territory. Licensee shall further be responsible for the preparation, filing and prosecution of the Drug Approval Application in the name of Licensee and for seeking Regulatory Approval for Product in the Field in the Territory, including preparing all reports necessary as part of the Drug Approval Application.

Licensee shall consult with Schering about the filing strategy and will provide to Schering the table of contents to the NDA Licensee intends to file. Licensee will provide to Schering copies of the draft NDA (for practical purposes in portions at times when they become available) as well as of other intended filings to the FDA in advance in order to provide Schering the opportunity to review and comment. Licensee will reasonably take into account any comment from Schering. In case of disputes in this regard, the matter shall be referred to the Steering Committee.

Licensee will promptly provide to Schering a copy of any Drug Approval Application filed with the FDA. In connection with the Drug Approval Application being prosecuted by Licensee under this Section 3.3, Licensee agrees to provide Schering with a copy (which may be wholly or partly in electronic form) of all communication from the FDA.

3.4 Summary CMC Section. Notwithstanding the provisions of Section 3.3, with respect to the Summary CMC Section, to the extent required, Schering shall either (i) be responsible for the preparation and delivery to Licensee of the Summary CMC Section in electronic and hard copy form and the latter in format suitable for inclusion in the NDA in accordance with applicable law and regulatory standards and as the Parties may mutually agree or (ii) provide Licensee with all data and information required to complete the Summary CMC Section in accordance with applicable law and regulatory standards. Licensee shall provide Schering as soon as practicable with a copy of any comments received by Licensee from the FDA relating to the Summary CMC Section and Schering shall provide or, at Licensee’s request, cooperate with Licensee to provide, a response to such comments as soon as practicable. In the event that there is a deficiency in the Summary CMC Section attributable to Schering (including as a result of any deficiency in or changes required to be made to the DMF), then Schering shall be responsible for correcting such deficiency, at Schering’s expense, and shall use Commercially Reasonable Efforts to do so as soon as practicable.

3.5 Access to and Rights to Reference Regulatory Filings. Schering agrees to file with the FDA DMFs relating to Substance and Product supplying the necessary information in support of the Chemistry, Manufacturing and Control (“CMC”) sections of Licensee’s NDA. Schering hereby grants Licensee the rights to reference in Licensee’s NDA and use in association with exercising Licensee’s rights and performing its obligations under this Agreement the DMFs relating to Substance and Product and will provide Licensee with a letter of authorization authorizing Licensee to reference such DMFs. Schering will permit Licensee to access all Schering Know-how, regulatory filings and regulatory communications associated with any submissions for Regulatory Approvals for Product, provided, however, that this does not apply to any Schering Know-how relating to CMC development and the manufacture of Substance and Product which will not be disclosed to Licensee provided that such Schering Know-how shall at all times be included in the DMF.

3.6 Compliance with Standards. In respect of any Development activities to be performed by Licensee unless expressly agreed with Schering otherwise, Licensee agrees to perform its obligations under this Agreement in compliance in all material respects with applicable laws, regulations and guidances, including without limitation GCP, GLP and other commitments made in INDs and NDAs and other regulatory filings.

3.7 Adverse Drug Experiences and Safety Reporting. Each Party shall maintain a safety database for Product and any clinical studies conducted with Product by such Party. Schering and Licensee agree to promptly exchange all relevant information that relates to the safety of Product and especially all adverse reaction reports. With respect to adverse drug experiences reports relating to Product (from Clinical Development and Commercialization), the Parties will agree, within six (6) months after the Effective Date but in any event not later than prior to enrollment of the first patient in a Product related clinical study that is conducted, sponsored or co-sponsored by Licensee, on operating procedures for the exchange of safety information between the Parties sufficient to enable each Party to comply with its legal obligations to report to the appropriate Regulatory Authorities in the countries in which Product is being developed or commercialized by such Party, in accordance with the appropriate laws and regulations of the relevant countries and authorities. These operating procedures will (i) include measures necessary for each Party to comply with such laws and regulations as apply to such Party; (ii) define responsibilities for adverse experience handling for initial, follow-up and/or periodic submission to government agencies of significant information on Product or Substance from pre clinical laboratory, animal toxicology and pharmacology studies and Pre-clinical Development; (iii) include arrangements for the exchange of serious and non-serious cases including formats and timelines, Periodic Safety Update Reports, Periodic Reports and answers to safety related queries by Regulatory Authorities; and (iv) be promptly amended as changes in legal obligations require or as otherwise agreed by the Parties.

3.8 Regulatory Cooperation. Each Party shall inform the other Party, within forty-eight (48) hours, of its receipt of any information that: (a) raises any material concern regarding the safety or efficacy, or manufacturing, of Substance or Product; (b) concerns suspected or actual Product tampering or contamination or similar problems with respect to Substance or Product; (c) is reasonably likely to lead to a recall or market withdrawal of Product; or (d) concerns any ongoing or potential FDA or other regulatory authority investigation, inspection, detention, seizure or injunction involving Substance or Product, including, without limitation, the receipt of any warning letter or untitled letter relating to Substance or Product or IND clinical hold.

3.9 Recalls and Other Corrective Actions. The Parties shall advise each other as soon as reasonably practicable but whenever possible no later than forty-eight (48) hours in advance of any planned recall, market withdrawals, or other corrective action related to Product intended to be conducted by either Party or any of its Affiliates that implicates Product supplied by Schering to Licensee and shall keep each other informed with respect to the status of any such actions. Unless regulated otherwise herein, Licensee shall have responsibility for and shall make all decisions relating to conducting any recall, market withdrawals, or other corrective action related to Product in the Territory. The Parties shall consult with each other with respect thereto and Licensee shall consider in good faith any comments or suggestions of Schering, provided, however, that nothing herein shall prohibit Licensee, from initiating or conducting any recall or other corrective action mandated by the FDA or applicable law. At Licensee’s request, Schering shall provide reasonable assistance in conducting such recall, market withdrawal or other corrective action, including, without limitation, providing all pertinent records that Licensee may reasonably request to assist in effecting such action. Licensee shall bear any and all costs of any such recall, market withdrawal or other corrective action with respect to Product in the Territory, except that Schering shall bear any and all such costs if such recall, market withdrawal or other corrective action is attributable predominantly to the fault of Schering or results from a negligent or reckless act or omission or intentional misconduct on the part of Schering or its Affiliates or the failure of Substance or Product to be manufactured or shipped by Schering or its Affiliates in compliance with all applicable laws, rules and regulations, and the Specifications or any breach by Schering of applicable laws, rules or regulations, or the provisions of this Agreement.

Article 4

Commercialization

4.1 Commercialization Party. Licensee shall have the exclusive right to Commercialize Product, either by itself or through its Affiliates or Sublicensees, in the Field and in the Territory.

4.2 Commercialization Plan. The planned activities regarding Commercialization to be conducted by Licensee pursuant to this Article 4 shall be set out in a Commercialization plan (“Commercialization Plan”). Within [*] after the Effective Date, Licensee will present a draft of the initial Commercialization Plan to the Steering Committee for review. The Commercialization Plan shall consist of (i) [*]for the first [*] years commencing on the date of First Commercial Sale and (ii) [*] for the period ending [*] following First Commercial Sale. Licensee will provide an [*] update of the planned promotional activities including any changes to the already planned promotional activities. Notwithstanding the foregoing Licensee shall have the right to make all decisions with respect to all matters relating to Commercialization of Product in the Field in the Territory and Schering shall have the right to make all decisions with respect to all matters relating to Commercialization of Product outside the Territory, taking into account the considerations set forth herein.

4.3 Commercialization Efforts. Licensee agrees to use Commercially Reasonable Efforts with respect to the Commercialization of Product in the Territory as provided hereunder, including devoting marketing and sales resources and other personnel to such Commercialization consistent with such Commercially Reasonable Efforts. In case of sublicensing, Licensee shall obligate its Sublicensee to comply with this obligation. Licensee’s obligations set forth in Article 3 and this Article 4 are expressly conditioned upon the absence of any adverse conditions or event relating to the safety or efficacy of Substance or Product, including the absence of any action by any regulatory authority significantly limiting the Development or Commercialization of Substance or Product and upon the availability of Clinical Supplies and Finished Product pursuant to the terms of this Agreement and the Supply Agreement.

4.4 Discounting; Combination Pricing. Licensee shall determine in its sole discretion the pricing of Product in the Territory. However, If Licensee sells Product to a customer who also purchases other products from Licensee, Licensee agrees not to discount or price Product in a manner that is intended to disadvantage Product in order to benefit sales or prices of other products offered for sale by Licensee to such customer.

4.5 Limitation. Licensee will not supply Product to any customer outside the Territory or to any customer in the Territory known by Licensee to be intended for resale outside the Territory. Schering will not supply Product to any customer outside the Territory known by Schering to be intended for resale for use in the Field in the Territory. [*]

[*]	CONFIDENTIAL TREATMENT REQUESTED

Article 5

Steering Committee

5.1 Formation of the Steering Committee. As soon as reasonably practicable after the Effective Date, the Parties shall establish a steering committee (the “Steering Committee”). The Steering Committee shall consist of six (6) members, three (3) nominated by each Party. The initial members of the Steering Committee shall be nominated by the Parties within thirty (30) days after the Effective Date. Each Party may designate a substitute for a member unable to be present at a meeting. Each member shall have one vote on any issue. Meetings of the Steering Committee shall be held from time to time as agreed between the Parties, and may be called by either Party with not less than ten (10) Business Days notice to the other unless such notice is waived, and meetings shall be held alternately at the offices of Schering or Licensee or their respective Affiliates or such other location as may be mutually agreed upon by the Parties. The Steering Committee may be convened, polled or consulted from time to time by means of telecommunication or correspondence. Each Party will disclose to the other proposed agenda items reasonably in advance of each meeting of the Steering Committee. The meetings of the Steering Committee shall be organized by a chairman. Until December 31, 2006 a representative of Licensee shall be chairman, thereafter the chair shall alternate every Year between the Parties. The meetings of the Steering Committee shall be documented in written minutes to be approved by both Parties. Each Party shall bear its own costs for participation in the Steering Committee.

5.2 Functions of the Steering Committee. The Steering Committee shall function as a forum for the Parties to inform and consult with one another concerning progress of the Development of Products and involvement in post-Development Commercialization activities and as the initial forum to render decisions thereto. The Steering Committee will review draft study protocols for the performance of planned studies in the course of Development of Product by Licensee in the Territory and shall discuss manufacturing and supply issues, including evaluating development of certain Product Improvements in the Field as set forth in Section 6.8. The Steering Committee shall receive reports and information on a regular basis from each Party with regard to Development and Commercialization activities. The Steering Committee will also be responsible for considering and advising on aspects of the Development and Commercialization insofar as it relates to Schering’s global branding for Product. Both Parties recognize and acknowledge their interest in communicating with each other regarding Commercialization strategies. The Steering Committee shall give consideration to the views, position and recommendations of each Party on any issue before it. Any Confidential Information disclosed in any meeting of the Steering Committee by a Party shall remain Confidential Information of such Party, subject to the terms and conditions of this Agreement.

5.3 Limitation on Steering Committee Authority. Notwithstanding the creation of the Steering Committee, each Party to this Agreement shall retain the rights, powers and discretions granted to it hereunder, and the Steering Committee shall not be delegated or vested with any such rights, powers or discretion unless such delegation or vesting is expressly provided for herein or the Parties expressly so agree in writing. The Steering Committee shall not have the power to amend or modify this Agreement.

5.4 Resolution of Disputes. If the Steering Committee cannot reach a unanimous decision with respect to the matters delegated to it – other than safety issues dealt with pursuant to Section 5.5 – within twenty (20) Business Days then the disputed matter shall be promptly referred to the Head of the Global Business Unit Gynecology & Andrology of Schering and to a representative of Licensee at Executive Officer level. If these persons cannot resolve the issue, [*] decision shall prevail in case the matter relates to the Field and the Territory only, subject to Section 5.5.

5.5 Safety Issues. If either Party believes that the performance of Development activities proposed by the other Party, other than Development activities required or recommended to obtain or as a condition to Regulatory Approval or otherwise required by applicable laws or regulations, may cause safety issues, the objecting Party has to provide evidence and reasonably demonstrate that such Development activities constitute a safety issue for the Substance and/or Product. Any such case has to be discussed in the Steering Committee. If the Steering Committee cannot reach a unanimous decision with respect to such matters regarding Development activities to be performed in the Field in the Territory the respective Development activities may not be performed as proposed. If the Steering Committee cannot reach a unanimous decision with respect to any other matter the respective matter shall be promptly referred to the Head of the Global Business Unit Gynecology & Andrology of Schering and to a representative of Licensee at Executive Officer level. If these persons cannot resolve the issue, [*] decision shall prevail, provided that [*]has to reasonably consider [*] safety concerns.

Article 6

Manufacture and Supply of Product

6.1 Manufacturing Responsibility. Subject to the terms and conditions of the Supply Agreement, (a) Schering shall be exclusively responsible for the manufacture at the Schering Facility of and supply to Licensee of Finished Product required for conduct of Development and Commercialization of Product in the Field in the Territory and (b) Licensee agrees to obtain exclusively from Schering all Finished Product required for conduct of Development and Commercialization of Product in the Field in the Territory. During the term of this Agreement, neither Schering or any of its Affiliates shall make available Product for use in the Field in the Territory for or on behalf of (or authorize or permit any Third Party to make Product for or on behalf of), any person or entity other than Licensee, Licensee’s Affiliates and Sublicensees, provided that Schering shall not be prohibited from supplying Product for use in the Territory as set forth in Section 2.5(ii).

6.2 Clinical Supplies. Schering shall supply all of Licensee’s requirements of Clinical Supplies for Development not to exceed 5,000 units in total but not more than 1,500 units in a given Year free of charge. In the event Licensee requires Clinical Supplies in excess of such amount, such additional Clinical Supplies shall be supplied to Licensee at the Supply Price.

[*]	CONFIDENTIAL TREATMENT REQUESTED

6.3 Supply Price.

(a) Subject to the provisions of this Section 6.3, the supply price for Finished Product for Commercialization shall be [*] which shall incorporate all fully-burdened costs and expenses incurred by Schering or its designees associated with the manufacture, procurement, testing, supply and delivery of Finished Product FCA (INCOTERMS 2000) to a carrier designated by Licensee.

(b) In the event Schering develops an Improvement pursuant to Section 6.8.2 and Licensee determines to commercialize such Improvement in the Field in the Territory under this Agreement, then the Supply Price for the finished product of such Improvement shall be proportionally adjusted to reflect such increased or decreased costs and expenses.

6.4 Inspection of Schering Facilities. Schering shall take all reasonable steps necessary for the Schering Facilities to pass inspection by the FDA. Schering will provide Licensee with reasonable advance notice of such inspections and, at the conclusion of such inspections, provide Licensee with the results and outcome of such inspection. Licensee shall provide such assistance in connection with such inspection as may be reasonably requested by Schering. Schering shall be responsible for and shall take appropriate actions to correct any deficiencies identified by such inspection.

6.5 Effect of [*]. In the event of [*], Schering shall have the right to terminate the Supply Agreement on not less than [*] months prior written notice to Licensee and provided that Schering has to enable the technology transfer of the manufacturing process to an alternate manufacturer of Finished Product designated by Licensee, to be more fully regulated in the Supply Agreement. In the event of such termination of the Supply Agreement, commencing as of the effective date of such termination through the expiration of the Royalty Term, Licensee shall pay Schering, at Licensee’s discretion, either (i) reimbursement of the reasonable costs incurred by Schering for the technology transfer plus a royalty equal to [*] of Net Sales or (ii) a royalty equal to [*]of Net Sales.

6.6 Further Terms and Conditions. This manufacture and supply of the Clinical Supplies and Finished Product by Schering shall be governed by a Manufacturing and Supply Agreement (the “Supply Agreement”) between the Parties. The Parties will enter into good faith negotiations about the Supply Agreement as soon as practicable after the Effective Date. In addition to the provisions set forth in this Article 6, the Supply Agreement will include commercially reasonable terms and conditions consistent with a manufacturing and supply agreement for pharmaceutical products including, but not limited to forecasts, firm orders, delivery, mode of payment, change management, quality assurance, inspection, audits and inquiries, second source of supply and technology transfer obligations in certain situations, customary representations and warranties in the pharmaceutical industry including those for pharmaceutical products approved by the FDA for use in the Territory, and indemnification.

6.7 Minimum Purchase Obligation. The Supply Agreement shall also provide that for a period commencing after the second Royalty Year and expiring on the earlier of the sixth anniversary of First Commercial Sale or the commencement of [*], Licensee shall either (a) for each Royalty Year during such period, purchase from Schering at the Supply Price, a minimum of [*] of the units of Finished Product that were purchased in the second Royalty Year; or (b) if the actual quantity of Finished Product purchased by Licensee for any such Royalty Year is less than such minimum quantity, pay Schering a

[*]	CONFIDENTIAL TREATMENT REQUESTED

supply fee for such Royalty Year equal to the difference, if any, between (i) the amount that would have been payable to Schering if the [*] and (ii) the sum of (x) the [*] under Section 7.3.1.

6.8 Development of Certain Product Improvements.

6.8.1 [*] or [*].[*] shall [*]to develop [*]or [*]with the overall goal of developing and implementing [*]of finished product comprising [*]or [*]consistent with regulatory requirements for [*]for [*]or [*]and of [*]for [*]in the Territory of Product comprising [*]or [*]by the [*]of [*]The Parties acknowledge that there are development and regulatory risks and uncertainties associated with this proposed [*]of [*]or [*]that may [*]. The Steering Committee shall establish, [*]but in any event [*], a project plan, timeline and budget for, and shall oversee the implementation of [*]of, such [*]or [*]consistent with such overall goal. The project plan, timeline and budget shall contemplate that (i) [*]; and (ii) Licensee shall pay the documented development costs of such [*]or [*]up to an amount of Euro [*]in achieving the overall goal.

6.8.2 Other Product Improvements. Either Party may at any time submit to the Steering Committee a written proposal for development of Product Improvements in the Field (other than set forth in Section 6.8.1) that might have the effect, if successfully developed and implemented, of causing a material change in the fully-burdened costs and expenses associated with the manufacture, procurement, testing, supply and delivery of Finished Product. Such proposal shall contain information supporting the rationale for such development as well as an estimated development timeline and an estimate of the cost of such development. The Steering Committee shall evaluate the proposed Improvement and shall evaluate whether such development should be conducted by Schering. If any such Improvement is approved by the Steering Committee, (i) the Steering Committee shall promptly determine a development plan and budget for development of such Improvement; and (ii) each Party shall be responsible for [*] of the development costs associated with such Improvement and set forth in such budget. If any such Improvement is not approved by the Steering Committee, and only Schering wishes to develop such Improvement, then Schering may conduct the development thereof, provided that the costs and expenses associated with the development of such Improvement shall be solely the responsibility of Schering and Licensee shall not have any rights to such Improvement unless Licensee elects to reimburse Schering for [*]of the associated development costs. If any such Improvement is not approved by the Steering Committee, and only Licensee wishes to have such Improvement developed by Schering, Licensee may ask Schering to do so and provided that (i) Schering, at its own discretion, agrees to conduct such development and (ii) the costs and expenses associated with the development of such Improvement shall be solely the responsibility of Licensee, Schering shall not have any rights to such Improvement unless Schering elects to reimburse Licensee for [*] of the associated development costs.

Article 7

Consideration

7.1 Up-front Payment. In partial consideration of the rights granted to it by Schering under this Agreement, Licensee shall pay to Schering an up-front fee of

[*]	CONFIDENTIAL TREATMENT REQUESTED

US Dollar seven million five hundred thousand (US$ 7,500,000) within thirty (30) days from the Effective Date. Said up-front payment will be unconditional and as such shall not be subject to any offset, credit, reduction or repayment for any reason whatsoever, whether provided for in this Agreement or not.

7.2 Milestone Payments. Within thirty (30) days following the occurrence of the event specified below in (a) and ninety (90) days following the occurrence of any of the events specified below in (b), (c) and (d), Licensee shall pay to Schering the following amounts, contingent upon occurrence of the specified event, with each milestone payment to be made no more than once with respect to the achievement of such milestone and no amounts payable for any subsequent or repeated achievement of such milestones, regardless of the number of Products for which such milestone may be achieved (but payable the first time such milestone is achieved) for Product:

(a)	US Dollar five million (US$5,000,000) upon receipt by Licensee of written Regulatory Approval of the NDA for Product by the FDA;

(b)	US Dollar ten million (US$10,000,000) [*] months after Regulatory Approval of the NDA for Product by the FDA if prior to such date there has been [*];

(c)	US Dollar five million (US$5,000,000) [*] months after Regulatory Approval of the NDA for Product by the FDA if prior to such date there has been [*]; and

(d)	US Dollar two million five hundred thousand (US$2,500,000) upon the earliest occurrence of either: Net Sales in a given Year in the Territory exceeding US Dollar [*] or cumulative Net Sales in the Territory exceeding US Dollar [*].

7.3 Royalties.

7.3.1 Royalty on Net Sales. In partial consideration for the license granted hereunder, Licensee shall pay to Schering during the Royalty Term royalties on Net Sales in each Royalty Year in an amount equal to the Purchase Price minus Supply Price.

7.3.2 Royalty Term. The obligation of Licensee to pay royalties under this Agreement shall commence on the date of the First Commercial Sale of Product in the Territory and shall continue until the later of (i) the expiration date of the last to expire Patent included in the Schering Patents which contains a Valid Claim that covers the manufacture, importation, use, sale and offer for sale of Product in the Field in the Territory, or (ii) ten (10) years from the First Commercial Sale of Product in the Territory (“Royalty Term”). Thereafter, Licensee shall be relieved of any royalty obligation under this Agreement.

7.3.3 No more than one royalty payment shall be due with respect to a sale of a particular Product. No multiple payments shall be payable because any Product or its sale or use is covered by more than one Valid Claim covering Product. No royalty payments shall be payable with respect to Products distributed for use in Development or as promotional samples (if any).

[*]	CONFIDENTIAL TREATMENT REQUESTED

Article 8

Royalty Accounting and Audit

8.1 Royalty Payments and Reports. Licensee shall make royalty payments to Schering within sixty (60) days after the end of each calendar quarter in which Net Sales occurred. Licensee shall submit to Schering a report summarizing the Net Sales, the sales quantities of Product and the number of distributed commercial samples (if any) during the relevant quarter within sixty (60) days following the end of each calendar quarter for which royalties are due.

8.2 Records of Net Sales. Licensee shall maintain complete and accurate records which are relevant to Net Sales under this Agreement and, upon the written request of Schering with at least ten (10) Business Days’ notice, Licensee shall permit an independent certified public accounting firm of internationally recognized standing selected by Schering and consented to by Licensee, to have access to such records during reasonable business hours for any Royalty Year ending not more than three (3) full Years prior to the date of such request for examination at Schering’s expense and not more often than once each Year, for the sole purpose of verifying for Schering the correctness of calculations under this Agreement. Schering shall bear its own costs related to such audit; provided, that for any underpayments of royalties by Licensee in an amount greater than five percent (5%) of the royalties owed in the aggregate by Licensee for the applicable period or periods being examined, Licensee shall pay Schering the amount of underpayment, interest on the amount of the underpayment as provided for in Section 9.2 from the time the royalty was due and the reasonable out-of-pocket costs of such accounting firm. For any underpayments of royalties by Licensee in an amount less than five percent (5%) of the royalties owed in the aggregate by Licensee for the applicable period or periods being examined under this Section 8.2, Licensee shall pay Schering the amount of such underpayment. Any overpayments by Licensee will, at Licensee’s option, be refunded to Licensee or credited to future royalties. The accounting firm shall disclose to Schering only whether the reports are correct or incorrect and the specific details concerning any discrepancies. Any records or accounting information received from Licensee shall be confidential information solely for the purpose of Section 8.1. Results of any such audit shall be provided to both Parties and shall be considered Confidential Information as defined in Section 13.1. Upon the expiration of twenty-four (24) months following the end of any Royalty Year the calculation of royalties for such Royalty Year shall be binding and conclusive upon Schering, and Licensee shall be released from any liability or accountability with respect to royalties for such Royalty Year.

8.3 Audit Disagreement. If there is a dispute between the Parties following any audit pursuant to Section 8.2 above, either Party may refer the issue (an “Audit Disagreement”) to an independent certified public accountant for resolution. In the event an Audit Disagreement is submitted for resolution by either Party, the Parties shall comply with the following procedures:

(i)	The Party submitting the Audit Disagreement for resolution shall provide written notice to the other that it is invoking the procedures of this Section 8.3.

(ii)	Within thirty (30) Business Days of the giving of such notice, the Parties shall jointly select a recognized international accounting firm to act as an independent expert to resolve such Audit Disagreement.

(iii)	The Audit Disagreement submitted for resolution shall be described by the Parties to the independent expert, which description may be in written or oral form, within ten (10) days of the selection of such independent expert.

(iv)	The independent expert shall render a decision on the matter as soon as possible.

(v)	The decision of the independent expert shall be final and binding unless such Audit Disagreement involves alleged fraud, breach of this Agreement or construction or interpretation of any of the terms and conditions hereof.

(vi)	All reasonable fees and expenses of the independent expert, including any Third Party support staff, or other costs incurred with respect to carrying out the procedures specified at the direction of the independent expert in connection with such Audit Disagreement, shall be borne by each party in inverse proportion to the disputed amounts awarded to the Party by the independent expert through such decision. For example, Party A disputes US$ 100, the independent expert awards Party A US$ 60: Party A must pay forty percent (40%) and Party B sixty percent (60%) of the independent expert’s costs.

Article 9

Payment Terms

9.1 Payments. Payments due under this Agreement shall be due on such date as specified in this Agreement and, in the event such date is not a Business Day, then the next succeeding Business Day, and shall be made by wire transfer of immediately available funds to a bank account designated by Schering to Licensee in writing at least ten (10) Business Days before payment is due. Any payments by Licensee under this Agreement shall be made in US Dollars.

9.2 Interest. Any failure by Licensee to make a payment within ten (10) Business Days after the date when due, shall obligate Licensee to pay to Schering imputed interest, the interest period commencing on the due date and ending on the payment day, at a rate per annum equal to the Prime Rate as publicly announced by Bank of America on [REUTERS_screen <USPRIME1>] plus two percentage point (2%), or the highest rate allowed by law, whichever is lower. The interest calculation shall be based on the [act/360 computation] method. The interest rate shall be adjusted whenever there is a change in the Prime Rate quotation on REUTERS screen <USPRIME1> mentioned above. Interest shall be compounded annually in arrears. Such interest shall be due and payable on the date of underlying payment is made.

9.3 Taxes. Schering shall pay any and all taxes levied on account of all payments it receives under this Agreement. If laws or regulations require that taxes be withheld, Licensee will (a) deduct those taxes from the remittable payment, (b) timely pay the taxes to the proper taxing authority and (c) send proof of payment to Schering within thirty (30) days of receipt of confirmation of payment from the relevant taxing authority. Licensee agrees to make all lawful and reasonable efforts to minimize such taxes to Schering. If Licensee is so required then Schering and Licensee shall co-operate in all respects and take all reasonable steps to lawfully avoid payment of any such withholding taxes. Schering shall provide Licensee prior to any payments under this Agreement, with all necessary forms or documentation required to claim the exemption from such withholding taxes.

Article 10

Ownership, Patent Rights, Trademarks, Domain Name, Use of Name

10.1 Patent Prosecution of Schering Patents. Schering shall be responsible, at its sole discretion and expense, for preparing, filing, prosecuting and maintaining (including conducting any interferences, re-examinations, reissues and oppositions) the Schering Patents, as it deems appropriate, by itself, by Schering’s Affiliates or by external patent attorneys. Schering will consult with Licensee in all matters related to the Schering Patents that are relevant to Products in the Field in the Territory, or outside the Territory if such matters have potentially negative implications on the Schering Patents in the Territory. Schering shall use Commercially Reasonable Efforts to implement all reasonable requests made by Licensee with regard to the preparation, filing, prosecution and/or maintenance of such Schering Patents. Schering shall inform Licensee of any developments in the prosecution of pending patent applications included in the Schering Patents, including any office actions, allowance of claims, or upcoming grant of any patent based thereon in the Territory, in Canada or in Europe. Any patent issues which cannot be resolved on the working level will be referred to the Steering Committee. If Schering elects not to file, prosecute or maintain a patent application or patent included in the Schering Patents in the Territory, it shall provide Licensee with written advance notice sufficient to avoid any loss or forfeiture, and Licensee shall have the right, but not the obligation, at its expense, to file, prosecute or maintain such patent application or patent in the Territory. Thereafter, Schering shall assign such patent application or patent to Licensee, and such patent or patent application shall no longer be deemed a Schering Patent.

10.2 Patent Office Activities. Each Party shall inform the other Party if it becomes aware of any request for, filing, or declaration of any proceeding before a patent office seeking to protest, oppose, nullify, cancel, reexamine, declare an interference proceeding, initiate a conflicts proceeding, or analogous process involving a patent application or patent included in the Schering Patents in the Territory, or outside the Territory if such matters have potentially negative implications on the Schering Patents in the Territory, or the Joint Patents, or of the filing of an action in a court of competent jurisdiction seeking a judgment that a patent included in the Schering Patents or the Joint Patents is either invalid, unenforceable or, not infringed, or some combination thereof. Each Party thereafter shall cooperate with the other with respect to any such patent office or court proceeding and shall provide the other with any information or assistance that is reasonable.

10.3 Ownership. Each Party shall solely own, and it alone shall have the right to apply for, patents within and outside the Territory for any inventions made solely by that Party’s employees or consultants in the course of performing work under this Agreement, subject to the rights granted to the other Party with respect to such inventions or patents under this Agreement. Inventions made jointly by employees or consultants of Schering and Licensee (herein referred to as “Joint Inventions”) and any Joint Patents resulting therefrom shall be jointly owned by Schering and Licensee subject to the rights granted to the other Party with respect to such Party’s interest in such Joint Inventions or Joint Patents under this Agreement.

10.4 Disclosure of Inventions. Any patent application disclosing inventions regarding Product (“Inventions”) made solely by one Party shall be provided by such Party to the other as soon as practicable after submission of such application to a governmental patent authority.

10.5 Patent Filings. Each Party, at its own cost, shall prepare, file, prosecute and maintain Patents to cover Inventions made solely by its own employees or consultants and shall use Commercially Reasonable Efforts to file initially all such applications inside and outside the Territory. The Parties agree to use Commercially Reasonable Efforts to ensure that any Patent filed outside the US prior to filing in the US will (i) be in a form sufficient to establish the date of original filing as a priority date for the purposes of a subsequent filing in the US and (ii) satisfy all formal statutory requirements for patentability in the US, including best mode. The Parties agree to use Commercially Reasonable Efforts to ensure that any Patent filed in the US prior to filing outside the US will (i) be in a form sufficient to establish the date of original filing as a priority date for the purposes of a subsequent filing in any country other than the US and (ii) satisfy all formal statutory requirements for patentability in the countries outside the US, in particular with regard to the requirement of novelty, for which reason the Parties agree not to disclose any such Invention and related information, either in writing or oral, prior to filing. The Parties agree to use Commercially Reasonable Efforts to ensure that any Patent filed in the US prior to filing outside the US will be in a form sufficient to establish the date of original filing as a priority date for the purpose of a subsequent filing in any contracting state of the Paris Convention.

Schering shall have the initial right to file, prosecute and maintain in the name of both Parties, any Joint Patents, the costs of which shall be equally shared by the Parties. Prior to filing a patent application for a Joint Invention Schering will provide to Licensee a draft of the patent application for review within twenty (20) Business Days. Schering will reasonably take into consideration any comments of Licensee. The determination of the countries in which to file Joint Patents shall be made by Schering, provided that Schering will always file an application in the US. Schering shall have the right to direct and control all material actions relating to the prosecution or maintenance of Joint Patents, including interference proceedings, reexaminations, reissue, opposition and revocation proceedings, subject to the provisions of Section 10.2. Licensee shall provide to Schering all reasonably necessary declarations and cooperate with Schering to enable Joint Patents to be issued. Schering will consult with Licensee in all matters related to the Joint Patents and shall use Commercially Reasonable Efforts to implement all reasonable requests made by Licensee with regard to the preparation, filing, prosecution and/or maintenance of Joint Patents. Schering shall inform Licensee of any developments in the prosecution of pending patent applications included in the Joint Patents, including any office actions, allowance of claims, or upcoming grant of any domestic or foreign patent based thereon. Any patent issues which cannot be resolved on the working level will be referred to the Steering Committee. If Schering elects not to file, prosecute or maintain a patent application or patent included in the

Joint Patents in any country, it shall provide Licensee with written advance notice sufficient to avoid any loss or forfeiture, and Licensee shall have the right, but not the obligation, at its expense, to file, prosecute or maintain such patent application or patent in such country. Thereafter, Schering shall transfer all right, title and interest in such patent application or patent to Licensee, and such patent or patent application shall no longer be deemed a Joint Patent. If Licensee elects to no longer own the rights to a Joint Patent in a given country Licensee may transfer all right, title and interest in such patent application or patent to Schering in such country(ies), and such patent or patent application shall no longer be deemed a Joint Patent in such country(ies).

This Section 10.5 shall survive the termination of this Agreement for any reason.

10.6 License Grant to Inventions. All Inventions owned or Controlled by Schering and Schering’s rights in all Joint Inventions shall be subject to the license granted to Licensee pursuant to Section 2.1 and/or, if applicable, to the provisions of Section 2.7.

With respect to Inventions owned or Controlled by Licensee and Licensee’s rights in all Joint Inventions, Licensee hereby grants to Schering (i) a royalty-free, exclusive, sub-licensable license to use any such Invention in the Field outside the Territory; and (ii) a right of first negotiation, to be implemented in a similar fashion to the Right of First Negotiation set forth in Section 2.7, to obtain from Licensee an exclusive, sub-licensable license to use any such Invention outside the Field and either in or outside the Territory pursuant to a further license agreement containing mutually acceptable commercially reasonable terms and conditions, including the payment by Schering to Licensee of royalties and/or other consideration in exchange for such license, to be negotiated in good faith between the Parties; provided, however, that in either case any sublicense by Schering to a Third Party shall require the prior written consent of Licensee, which consent shall not be unreasonably withheld or delayed.

This Section 10.6 shall survive the termination of this Agreement for any reason.

10.7 Enforcement Rights.

10.7.1 Notification of Infringement. If either Party learns of any infringement or threatened infringement by a Third Party of the Schering Patents such Party shall promptly notify the other Party and shall provide such other Party with all available evidence of such infringement. The Parties will thereafter consult and cooperate fully to determine a course of action, including, without limitation, the commencement of legal action by any Party.

10.7.2 Enforcement in the Territory. Subject to the next sentence and Section 10.7.3, Schering shall be obligated, insofar as commercially reasonable, at its own expense, to defend Schering Patents in the Territory. However, Licensee shall have the first right, but not the obligation, to institute, prosecute and control at its own expense any action or proceeding with respect to infringement of any Schering Patents covering the manufacture, use, importation, sale or offer for sale of Product in the Territory, by counsel of its own choice. Schering shall have the right, at its own expense, to be represented in any action by counsel of its own choice.

10.7.3 Failure to Enforce. If Licensee fails to bring an action or proceeding or otherwise take appropriate action to abate such infringement within a period of sixty (60) days of notice by Schering to Licensee requesting action or otherwise elects not to exercise such right, Schering will have the right, but not the obligation, to bring and control any such action or proceeding relating to Schering Patents by counsel of its own choice and Licensee will have the right to be represented in any such action by counsel of its own choice and at its own expense. If one Party brings any such action or proceeding, the other Party agrees to be joined as a party plaintiff if necessary to prosecute the action or proceeding and to give the first Party commercially reasonable assistance and authority to file and prosecute the suit.

10.7.4 Division of Recoveries. Any damages or other monetary awards recovered pursuant to this Section 10.7 shall be allocated first to the costs and expenses of the Party bringing or maintaining the defense of such suit, then to the costs and expenses, if any, of the other Party. In the event that Licensee brings such action, any amounts remaining shall be distributed as follows: the remaining amount of the recovery shall be treated as Net Sales in the calendar quarter received and Schering shall be entitled to a portion of the royalties it would have received on such Net Sales. In the event that Schering brings such action, [*] percent ([*]%) of any amounts remaining shall be payable to Schering and the remaining [*]percent ([*]%) to Licensee.

10.7.5 Settlement with a Third Party. The Party that controls the prosecution of a given action shall also have the right to control settlement of such action, provided however, that the Party controlling the action may not settle the action or otherwise consent to an adverse judgment in such action that diminishes the rights or interests of the non-controlling Party without the written consent of the non-controlling Party, which consent shall not be unreasonably withheld.

10.8 Defense and Settlement of Third Party Claims. If a Party becomes aware that a Third Party is asserting that a patent or other intangible right owned by it is infringed by Product in the Field in the Territory, such Party shall promptly notify the other Party in writing setting forth the facts of such claim in reasonable detail. Except as set forth in this Section 10.8, Schering shall defend against any such assertions or any action relating thereto at its cost and expense. In such event, Licensee shall render such assistance as may reasonably be requested in connection with any such action taken by Schering. Schering shall not be required to defend such action if Schering determines in good faith that it would not be commercially reasonable to do so, considering the overall spirit and intent of this Agreement. No settlement which would negatively impact the rights of Licensee under this Agreement may be entered into without the written consent of Licensee, which shall not be unreasonably withheld or delayed. The costs of any such settlement (including, without limitation, damages, expense reimbursements, compliance, future royalties or other amounts) shall be paid by [*]. If any Third Party is successful in any such claim and Licensee is ordered by a valid judicial authority in an unappealable order (or order which Schering determines not to appeal) or otherwise determines to make any payments to such Third Party in connection therewith, such payments shall be offset or deducted from the payment obligations of Licensee under the Agreement. In the event that Schering does not defend such action in accordance with this Section 10.8, then, except as set forth in this Section 10.8, Licensee shall initiate or continue a defense at its cost and expense. In such event, Schering shall render such assistance as may reasonably be requested in

[*]	CONFIDENTIAL TREATMENT REQUESTED

connection with any such action taken by Licensee. Licensee shall not be required to defend such action under this Section 10.8 if Licensee determines in good faith that it would not be commercially reasonable to do so, considering the overall spirit and intent of this Agreement. No settlement which would negatively impact the rights of Schering under this Agreement may be entered into without the written consent of Schering, which shall not be unreasonably withheld or delayed. If Licensee so determines not to defend such action, the Parties shall discuss and cooperate with each other to determine an appropriate strategy with respect to such action. However, neither Party shall enter into a settlement of any such action that would negatively impact the rights of the other Party under this Agreement without the written consent of such other Party, which shall not be unreasonably withheld or delayed.

10.9 Trademarks.

10.9.1 Schering grants to Licensee an exclusive right and license, with the right to sublicense, to use the Trademark in connection with the marketing, sale, advertising and promotion of Product in the Field in the Territory. Licensee will use Commercially Reasonable Efforts to use the Trademark “Nebido” on and in connection with the Commercialization of Product in the Territory. However, if it is determined that it is not possible, or if the Parties mutually determine that it is not advisable or desirable, to use the Trademark “Nebido” in connection with the Commercialization of Product in the Territory, the Parties shall mutually agree on an alternate appropriate trademark for adoption in the Territory that is possible, advisable and desirable, which shall include consideration given to a trademark similar to “Nebido”, and, if selected, such alternate trademark shall, for purposes of this Agreement, be deemed the Trademark.

10.9.2 Schering shall be responsible for the registration and maintenance of the Trademark which Licensee employs in connection with the Commercialization of Product in the Field in the Territory. Schering shall own and control the Trademark and bear all relevant costs relating thereto. If necessary to permit Licensee to use the Trademark, Schering shall make application to register Licensee as a permitted user or registered user of the Trademark.

10.9.3 Licensee recognizes the exclusive ownership by Schering of any proprietary Schering name, logotype or Trademark furnished by Schering (including Schering’s Affiliates) for use in connection with the marketing, sale or distribution of Product. Licensee shall not, either while this Agreement is in effect, or at any time thereafter, register, use or challenge or assist others to challenge the Trademark or attempt to obtain any right in or to any such name, logotype or trademarks confusingly similar to Product as defined in this Agreement or any other goods and products, notwithstanding that such goods or products have a different use or are dissimilar to Product as defined in this Agreement. Neither Party shall Commercialize or permit another to Commercialize in the Territory, any product (other than, under this Agreement, Product) under the Trademark or any confusingly similar trademark. During the term of this Agreement Schering agrees not to assign or transfer its rights in and to the Trademark, and/or any associated federal or state trademark registrations or pending applications, or Domain Names to any Third Party except in connection with a permitted assignment of this Agreement as a whole.

10.9.4 Subject to compliance with applicable laws and regulations, neither Party shall modify or alter the Trademark or do anything which might reasonably be expected to damage the Trademark. Subject to compliance with applicable laws and regulations, Licensee shall use the Trademark “Nebido” only in the layout as set forth in Schedule 1.63 or as agreed upon with Schering in writing.

10.9.5 Licensee shall promptly notify to Schering any actual alleged or threatened infringement of the Trademark or of any unfair trade practices, trade dress limitation, passing off of counterfeit goods, or similar offenses. Schering shall have the first right to determine in its discretion whether to and to what extent to institute, prosecute and/or defend any action or proceedings involving or affecting any rights relating to the Trademark in the Territory. Upon Schering’s reasonable request, Licensee shall cooperate with and assist Schering in any of Schering’s enforcement efforts with respect to the Trademark in the Territory. If Schering determines not to take action against any actual or suspected infringement of the Trademark in the Territory within sixty (60) days after having become aware of such infringement, then Licensee shall have the right, but not the obligation, to bring or assume control of any action against the allegedly infringing Third Party as Licensee determines in its sole discretion. In the event that Licensee brings or assumes control of any such action, then Schering agrees to reasonably assist Licensee in connection therewith. However, Licensee may not enter into a settlement with such Third Party without the prior written consent of Schering, which consent may not be unreasonably withheld or delayed. Any damages or other monetary awards recovered pursuant to this Section 10.9.5 shall be allocated first to the costs and expenses of the Party bringing or maintaining the defense of such suit, then to the costs and expenses, if any, of the other Party. In the event that Licensee brings such action, any amounts remaining shall be distributed as follows: the remaining amount of the recovery shall be treated as Net Sales in the calendar quarter received and Schering shall be entitled to a portion of the royalties it would have received on such Net Sales. In the event that Schering brings such action, [*] of any amounts remaining shall be payable to Schering and the remaining [*] to Licensee.

10.10 Domain Names. Except as set forth in this Section 10.10, Schering shall be responsible for the registration, hosting, maintenance, costs and defense of the Domain Names. For the avoidance of doubt, Schering is allowed to register in its own name, to host on its own servers, maintain and defend the Domain Names and use them for websites. Notwithstanding the foregoing, Licensee shall have the right at all times to host a US based website, and to control the content of such website, using the Domain Name, in connection with the marketing, sale, advertising and promotion of Product in the Field in the Territory. The Parties shall coordinate its activities under this Section 10.10 to ensure regulatory compliance by each Party.

10.11 Use of Names. Neither Party shall use the name of the other Party in relation to this transaction in any public announcement, press release or other public document without the written consent of such other Party, which consent shall not be unreasonably withheld or delayed, except in accordance with Section 13.5; and provided however, that either Party may use the name of the other Party in any document filed with any Regulatory Authority, including the FDA, and with the SEC (and may distribute any such filing in the ordinary course of its business), in which case Schering shall be referred to as “Schering AG, Germany”. Licensee acknowledges that Schering does not have any rights to the tradename “Schering” in the Territory.

[*]	CONFIDENTIAL TREATMENT REQUESTED

Article 11

Representations and Warranties

11.1 General Representations. Each Party hereby represents and warrants to the other Party as follows:

11.1.1 Such Party is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is incorporated;

11.1.2 Such Party has the corporate power and authority and the legal right to enter into this Agreement and to perform its obligations hereunder and the execution, delivery and performance by such Party of this Agreement have been duly authorized by all necessary corporate action. This Agreement has been duly executed and delivered on behalf of such Party, and constitutes a legal, valid, binding obligation, enforceable against such Party in accordance with its terms except as enforceability may be limited by (A) any applicable bankruptcy, insolvency, reorganization, moratorium or similar law affecting creditor’s rights generally, or (B) general principles of equity, whether considered in a proceeding in equity or at law;

11.1.3 All necessary consents, approvals and authorizations of all governmental authorities and other persons required to be obtained by such Party in connection with this Agreement have been obtained; and

11.1.4 The execution and delivery of this Agreement and the performance of such Party’s obligations hereunder (a) do not conflict with or violate any requirement of applicable laws or regulations or any judgment, injunction, decree, determination or award presently in effect having applicability to it, and (b) do not conflict with, or constitute a default under, any agreement of such Party with any Third Party.

11.2 Additional Schering Representations and Warranties. Schering represents and warrants to Licensee as follows:

11.2.1 The Schering Technology in the Territory is owned and Controlled solely and exclusively by Schering free and clear of any liens, charges and encumbrances, and no Third Party has any claim of ownership with respect to the Schering Technology in the Territory, whatsoever;

11.2.2 Schering has not previously granted, and will not grant during the term of this Agreement, any right, license or interest in and to the Schering Technology in the Territory, or any portion thereof, inconsistent or in conflict with the license granted to Licensee herein;

11.2.3 to the best of Schering’s knowledge, the pending patent application included in the Schering Patents satisfies all the statutory requirements for patentability in the Territory;

11.2.4 there are no pending or, to the best of Schering’s knowledge, threatened actions, suits, investigations, claims, judgments or proceedings relating to the Schering Technology. Schering is not aware of any issued patent that is or would be infringed by the Development or Commercialization of a Product as contemplated by this Agreement;

11.2.5 Schering is not aware of any information relating to the institution or threatened institution of any interference, opposition, re-examination, reissue, revocation, nullification, or any official proceeding involving a Schering Patent ;

11.2.6 Schedule 1.51 contains a complete and accurate list of all Schering Patents in the Territory;

11.2.7 To the best of Schering’s knowledge, neither Schering, nor any officer, employee or agent of Schering, has made an untrue statement of a material fact to any Regulatory Authority with respect to Substance or Product (whether in any submission to such Regulatory Authority or otherwise), or knowingly failed to disclose a material fact required to be disclosed to any Regulatory Authority with respect to Substance or Product;

11.2.8 To the best of Schering’s knowledge, Schering and its employees, agents, clinical institutions and clinical investigators have materially complied with all FDA statutory and regulatory requirements applicable to the activities of Schering and its employees, agents, clinical institutions and clinical investigators at the time such activities were undertaken, in each case with respect to Product and Substance in the Territory;

11.2.9 Schering has disclosed to Licensee or allowed Licensee access to any facts known to Schering as of the Effective Date that Schering reasonably believes in good faith to be material regarding: (i) preclinical and clinical study results and protocols for Substance and/or Product; (ii) any communications to and from any Regulatory Authority with respect to Substance and/or Product (other than regarding CMC and manufacturing), including, but not limited to, any regulatory submissions and filings, correspondence with, and minutes of meetings and telephone conferences with Regulatory Authorities; and (iii) adverse drug experiences and other IND safety reports with respect to Substance and/or Product; and

11.2.10 Clinical Supplies and Finished Product to be supplied to Licensee by Schering under the Supply Agreement shall conform to the Specifications.

11.3 Effect of Representations and Warranties. It is understood that if the representations and warranties made by a Party under this Article 11 are not true and accurate, and the other Party incurs damages, liabilities, costs or other expenses as a result, the Party making such representations and warranties shall indemnify and hold the other Party harmless from and against any such damages, liabilities, costs or other expenses incurred as a result.

11.4 Disclaimer. EXCEPT AS EXPRESSLY STATED IN THIS AGREEMENT NOTHING IN THIS AGREEMENT IS OR SHALL BE CONSTRUED AS:

11.4.1 A REQUIREMENT THAT SCHERING SHALL FILE ANY PATENT APPLICATION, SECURE ANY PATENT, OR MAINTAIN ANY PATENT IN FORCE; OR

11.4.2 AN OBLIGATION TO BRING OR PROSECUTE ACTIONS OR SUITS AGAINST THIRD PARTIES FOR INFRINGEMENT (EXCEPT TO THE EXTENT AND IN THE CIRCUMSTANCES STATED IN ARTICLE 10); OR

11.4.3 GRANTING BY IMPLICATION, ESTOPPEL, OR OTHERWISE, ANY LICENSES OR RIGHTS UNDER PATENTS OR KNOW-HOW OF SCHERING OTHER THAN THE SCHERING PATENTS AND THE SCHERING KNOW-HOW AND SCHERING’S INTEREST IN THE JOINT PATENTS, IF ANY; OR

11.4.4 A REPRESENTATION OR WARRANTY BY SCHERING OF THE ACCURACY, SAFETY, OR USEFULNESS FOR ANY PURPOSE OF ANY SCHERING KNOW-HOW AT ANY TIME MADE AVAILABLE BY SCHERING.

11.4.5 NO GUARANTEE BY SCHERING THAT ANY PRODUCT WILL EVER BE DEVELOPED, APPROVED FOR MARKETING, SOLD OR OFFERED FOR SALE, OR IF SOLD, WILL GENERATE REVENUES OR PROFITS FOR LICENSEE.

Article 12

Indemnification

12.1 Schering. Schering shall indemnify, defend and hold harmless Licensee and its directors, officers, employees, agents, successors and assigns (each a “Licensee Indemnitee”) from and against any and all liabilities, damages, losses, costs or expenses (including reasonable attorneys’ and professional fees and other expenses of litigation and/or arbitration) (a “Liability”) resulting from a claim, suit or proceeding, including a product liability claim (“Claim”), made or brought by a Third Party against a Licensee Indemnitee arising out of, attributable to or based on any claims alleging (i) any breach by Schering of the representations and warranties set forth in Section 11.1 or 11.2, except to the extent caused by the negligence or willful misconduct of Licensee; or (ii) the negligence or willful misconduct by Schering or any designee of Schering in exercising or performing any of Schering’s rights or obligations under this Agreement.

12.2 Licensee. Licensee shall indemnify, defend and hold harmless Schering and its directors, officers, employees, agents, successors and assigns (each a “Schering Indemnitee”) from and against any and all liabilities, damages, losses, costs or expenses (including reasonable attorneys’ and professional fees and. other expenses of litigation and/or arbitration) (a “Liability”) resulting from a claim, suit or proceeding including a product liability claim (a “Claim”), made or brought by a Third Party against a Schering Indemnitee, arising out of, attributable to or based on any claims alleging (i) any breach by Licensee of the representations and warranties set forth in Section 11.1, (ii) the practice by Licensee of any right granted herein, or (iii) any development, testing, importation, use, marketing, promotion, offer for sale, sale or other distribution of any Product by Licensee or its Affiliates and Sublicensees; except in each case to the extent caused by the negligence or willful misconduct of Schering.

12.3 Procedure. In the event that any Indemnitee intends to claim indemnification under this Article 12 it shall promptly notify the other Party (the “Indemnitor”) in writing of such alleged Liability. Failure to provide prompt notice shall not relieve any Party of the duty to defend or indemnify unless such failure materially prejudices the defense of any matter. The Indemnitor shall have the sole right to control the defense and settlement thereof provided, however, that an Indemnitor shall not, without the written consent of the other Party, as part of any settlement or compromise (i) admit to liability on the part of the other Party; (ii) agree to an injunction against the other Party; or (iii) settle any matter in a manner that separately apportions fault to the other Party. The Parties further agree that as part of the settlement of any indemnified Claim, unless otherwise agreed by the Indemnitees, an Indemnifying Party shall use Commercially Reasonable Efforts to obtain a full, complete and unconditional release from the claimant on behalf of the Indemnitees. The Indemnitee shall cooperate with the Indemnitor and its legal representatives in the investigation of any action, claim or liability covered by this Article 12, the Indemnitee shall have a reasonable opportunity to participate in decision-making with respect to the strategy of such defense, and the Parties shall reasonably cooperate with each other in connection with the implementation thereof. The Indemnitee shall not, except at its own cost, voluntarily make any payment or incur any expense with respect to any Claim without the prior written consent of the Indemnitor, which the Indemnitor shall not be required to give. Actions taken by the Indemnitor hereunder shall be without prejudice to the Indemnitor’s right to contest the Indemnitee’s right to indemnification and subject to refund in the event the Indemnitor is ultimately held not to be obligated to indemnify the Indemnitee.

12.4 Survival. This Article 12 shall survive expiry or termination of this Agreement for any reason.

Article 13

Confidentiality

13.1 Confidential Information. Except to the extent expressly authorized by this Agreement or otherwise agreed in writing, the Parties agree that the receiving Party shall keep confidential and shall not publish or otherwise disclose to any Third Party or use for any purpose other than as provided for in this Agreement any Know-how and other information and materials furnished to it by the other Party pursuant to this Agreement, or any provisions of this Agreement that are the subject of an effective order of the SEC granting confidential treatment (collectively “Confidential Information”), except to the extent that it can be established by the receiving Party that such Confidential Information:

13.1.1 is or becomes public or available to the general public otherwise than through the act or default of the receiving Party;

13.1.2 is obtained by the receiving Party from a Third Party who is lawfully in possession of such Confidential Information and is not subject to an obligation of confidentiality or non-use owed to the disclosing Party or others;

13.1.3 is previously known to the receiving Party prior to disclosure to the receiving Party by the disclosing Party under this Agreement, as shown by written evidence, and is not obtained or derived directly or indirectly from the disclosing Party;

13.1.4 is disclosed by the receiving Party pursuant to the requirement of law, provided that the receiving Party has complied with the provisions set forth in Section 6.3; or

13.1.5 is independently developed by the receiving Party without the use of or reliance on any Confidential Information provided by the disclosing Party hereunder, as shown by contemporaneous written evidence.

13.2 Public Domain. For the purposes of this Agreement, specific information disclosed as part of the Confidential Information shall not be deemed to be in the public domain or in the prior possession of the receiving Party merely because it is embraced by more general information in the public domain or by more general information in the prior possession of the receiving Party.

13.3 Legal Disclosure. If the receiving Party becomes legally required to disclose any Confidential Information provided by the disclosing Party, the receiving Party will give the disclosing Party prompt notice of such fact so that the disclosing Party may seek to obtain a protective order or other appropriate remedy concerning such disclosure and/or waive compliance with the non-disclosure provision of this Agreement. The receiving Party will reasonably cooperate with the disclosing Party in connection with the disclosing Party’s efforts to obtain any such order or other remedy. If any such order or other remedy does not fully preclude disclosure or the disclosing Party waives such compliance, the receiving Party will make such disclosure only to the extent that such disclosure is legally required and will use its reasonable efforts to have confidential treatment accorded to the disclosed Confidential Information.

13.4 Permitted Use and Disclosures. Each Party hereto may use or disclose Confidential Information disclosed to it by the other Party to the extent such use or disclosure is reasonably necessary in complying with applicable governmental regulations or otherwise submitting information to Regulatory Authorities, tax or other governmental authorities, conducting preclinical or clinical development, or otherwise exercising its rights hereunder. If a Party is required to make any such disclosure of another Party’s Confidential Information, other than pursuant to a confidentiality agreement, it will give reasonable advance notice to the latter Party of such disclosure and, save to the extent inappropriate in the case of patent applications, will use its reasonable efforts to secure confidential treatment of such Confidential Information prior to its disclosure (whether through protective orders or otherwise).

13.5 Public Disclosure. Except as otherwise required by law or set forth herein, neither Party shall issue a press release or make any other public disclosure of the terms of this Agreement without the prior approval of such press release or public disclosure. Each Party shall submit any such press release or public disclosure to the other Party to review and approve any such press release or public disclosure, which approval shall not be unreasonably withheld or delayed. If the receiving Party does not respond within forty-eight (48) hours from submission, the press release or public disclosure shall be deemed approved. In addition, if a public disclosure is required by law, including without limitation in a filing with the SEC, the disclosing Party shall provide copies of the disclosure forty-eight (48) hours prior to such filing or other disclosure for the non-disclosing Party’s prior review and comment, provided, however that such right of review and comment shall only apply for the first time that specific information is to be disclosed, and shall not apply to the subsequent disclosure of substantially similar information that has previously been disclosed unless there have been material developments relating to Product since the date of the previous disclosure.

13.6 Confidential Terms. Except as expressly provided herein, each Party agrees not to disclose any terms of this Agreement to any Third Party without the consent of the other Party which consent shall not be unreasonably withheld or delayed; except that disclosures may be made as required by securities or other applicable laws, or to actual or prospective investors or corporate partners, or to a Party’s accountants, attorneys and other professional advisors and that Licensee may file this Agreement as an exhibit to any filing with the SEC and may distribute any such filing in the ordinary course of its business, provided, however, that to the maximum extent allowable by SEC rules and regulations, the Parties shall be obligated to maintain the confidentiality obligations set forth herein.

13.7 Publications. Each Party acknowledges the other Party’s interest in publishing its results related to Product to obtain recognition within the scientific community and to advance the state of scientific knowledge. Each Party also recognizes the mutual interest in obtaining valid patent protection and in protecting business interests and trade secret information. Accordingly, neither Party shall submit for written or oral publication any manuscript, abstract or the like relating to Product without the prior approval of the other Party. Any Party proposing to submit such publication shall deliver the proposed publication or an outline of the oral disclosure at least thirty (30) Business Days prior to planned submission or presentation (three (3) Business Days review in the case of meeting abstracts or similar presentations which do not contain Confidential Information of Schering). At the reasonable request of the other Party, the submission of such publication may be delayed such that any issues of patent protection may be addressed. In the absence of any such request, upon expiration of the applicable period referred to in this Section 13.7 the publishing Party shall be free to proceed with the publication or presentation. If the other Party requests modifications to the publication, the publishing Party shall edit such publication to prevent disclosure of trade secret or proprietary business information prior to submission of the publication or presentation. The contribution of each Party, if any, shall be noted in all publications or presentations by acknowledgment or co-authorship, whichever is appropriate.

13.8 Survival. This Article 13 will survive expiry or termination of this Agreement for any reason.

Article 14

Term and Termination

14.1 Term. This Agreement shall commence as of the Effective Date and, unless sooner terminated as provided herein, shall continue in effect until the expiry of the Royalty Term.

14.2 Termination for Cause. Failure of Licensee or Schering to comply with any of the respective material obligations and conditions contained in this Agreement shall entitle the other Party to give the Party in default notice requiring it to cure such default. If such default is not cured within ninety (90) days after receipt of such notice, the notifying Party shall be entitled (without prejudice to any of its other rights conferred on it by the Agreement) to terminate this Agreement by giving a notice to take effect immediately. Notwithstanding the foregoing, in the event of a non-monetary default, if the default is not reasonably capable of being cured within the ninety (90) day cure period by the defaulting Party and such defaulting Party is making a good faith effort to cure such default, the notifying Party may not terminate this Agreement, provided however, that the notifying Party may terminate this Agreement if such default is not cured within one hundred and eighty (180) days of such original notice of default. The right of either Party to terminate this Agreement as herein above provided shall not be affected in any way by its waiver of, or failure to take action with respect to, any previous default.

14.3 Termination for Change of Control. Schering shall be entitled to terminate the Agreement upon written notice to Licensee within ninety (90) days after a Change of Control of Licensee if a direct competitor with respect to Product in the Field in the Territory acquires control over Licensee.

14.4 Termination for Insolvency. If voluntary or involuntary proceedings by or against a Party are instituted in bankruptcy or under any insolvency law, or a receiver or custodian is appointed for such Party, or proceedings are instituted by or against such Party for corporate reorganization or the dissolution of such Party, which proceedings, if involuntary, shall not have been dismissed within sixty (60) days after the date of filing, or if such Party makes an assignment for the benefit of creditors, or substantially all of the assets of such Party are seized or attached and not released within sixty (60) days thereafter, the other Party may immediately terminate this Agreement effective upon notice of such termination.

14.5 Licensee Rights Not Affected. All rights and licenses granted pursuant to this Agreement are, and shall otherwise be deemed to be, for purposes of Section 365(n) of the Bankruptcy Code licenses of rights to “intellectual property” as defined under Section 101(35A) of the Bankruptcy Code. The Parties agree that each Party shall retain and may fully exercise all of their respective rights, remedies and elections under the Bankruptcy Code. The Parties further agree that, in the event of the commencement of a bankruptcy or reorganization case by or against a Party under the Bankruptcy Code, the other Party shall be entitled to all applicable rights under Section 365 (including 365(n)) of the Bankruptcy Code. Upon rejection of this Agreement by a Party or a trustee in bankruptcy for such Party, pursuant to Section 365(n), the other Party may elect (i) to treat this Agreement as terminated by such rejection or (ii) to retain its rights (including any right to enforce any exclusivity provision of this Agreement) to intellectual property (including any embodiment of such intellectual property) under this Agreement and under any agreement supplementary to this Agreement for the duration of this Agreement and any period for which this Agreement could have been extended by such other Party. Upon written request to the trustee in bankruptcy or bankrupt Party, the trustee or Party, as applicable, shall (i) provide to the other Party any intellectual property (including such embodiment) held by the trustee or the bankrupt Party and shall provide to the other Party a complete duplicate of (or complete access to, as appropriate) any such intellectual property and all embodiments of such intellectual property and (ii) not interfere with the rights of the other Party to such intellectual property as provided in this Agreement or any agreement supplementary to this Agreement, including any right to obtain such intellectual property (or such embodiment or duplicates thereof) from a Third Party.

14.6 Effect of Termination and Expiration.

14.6.1 Accrued Rights and Obligations. Termination of this Agreement for any reason shall not release any Party hereto from any liability which, at the time of such termination, has already accrued to the other Party or which is attributable to a period prior to such termination nor preclude either Party from pursuing any rights and remedies it may have hereunder or at law or in equity with respect to any breach of this Agreement. It is understood and agreed that monetary damages may not be a sufficient remedy for any breach of this Agreement and that the non-breaching Party may be entitled to injunctive relief as a remedy for any such breach.

14.6.2 Return of Schering Know-how. Upon any termination of this Agreement, Licensee shall promptly return to Schering all Schering Technology in tangible form; provided Licensee’s counsel may retain one (1) copy of such tangible Schering Technology for archival purposes and for ensuring compliance with Article 13.

14.6.3 Stock on Hand. In the event this Agreement is terminated for any reason, Licensee shall have the right to sell or otherwise dispose of or to destroy the stock of any Product subject to this Agreement then on hand until the first anniversary of the effective date of such termination. Sales made pursuant to this Section 14.6.3 shall be treated as Net Sales and royalty thereon shall be paid to Schering.

14.7 Survival. The rights and obligations set forth in this Agreement shall extend beyond the term or termination of this Agreement only to the extent expressly provided for herein, or to the extent that the survival of such rights or obligations are necessary to permit their complete fulfillment or discharge.

Article 15

Miscellaneous

15.1 Entire Agreement. This Agreement, with its Schedules, constitutes the entire agreement, both written and oral, between the Parties with respect to the subject matter hereof, and all prior agreements respecting the subject matter hereof, either written or oral, expressed or implied, are merged and canceled, and are null and void and of no effect. No amendment or change hereof or addition hereto shall be effective or binding on either of the Parties hereto unless reduced to writing and duly executed on behalf of both Parties.

15.2 Assignment. This Agreement and any rights and obligations hereunder shall not be assignable by either Party to any Third Party hereto without the written consent of the other Party which consent shall not be unreasonably withheld or delayed; except that either Party may assign this Agreement, without such consent, to an entity that acquires all or substantially all of its business or assets to which this Agreement pertains, whether by merger, reorganization, acquisition, sale, or otherwise. This Agreement shall be binding upon and inure to the benefit of the Parties and their successors and assigns. Any successor or permitted assignee shall assume all obligations of its assignor under this Agreement. Any purported assignment not is accordance with this Section 15.2 shall be null and void and of no legal effect.

15.3 Independent Contractors. The relationship of the Parties hereto is that of independent contractors. The Parties hereto are not deemed to be agents, partners or joint ventures of the others for any purpose as a result of this Agreement or the transactions contemplated thereby.

15.4 Notices. All notices, requests and other communications hereunder shall be in writing and shall be personally delivered or sent by telecopy or other electronic facsimile transmission (and promptly confirmed by personal delivery, registered or certified mail or overnight courier) or by registered or certified mail, return receipt requested, postage prepaid, or sent by internationally-recognized overnight courier, in each case to the respective address specified below, or such other address as may be specified in writing to the other Party hereto:

If to Schering: Schering Aktiengesellschaft 13342 Berlin Germany Attn. Legal Department Fax-No. [*]	If to Licensee: Indevus Pharmaceuticals, Inc. 33 Hayden Avenue, Lexington, MA 02421 USA Attn. Glenn L. Cooper, M.D. Fax-No. [*]

15.5 Force Majeure. Neither Party shall lose any rights hereunder or be liable to the other Party for damages or losses (except for payment obligations) on account of failure of performance by the defaulting Party if the failure is occasioned by war, strike, fire, Act of God, terrorism, earthquake, flood, lockout, embargo, governmental acts or orders or restrictions or delays or failures to act, failure of suppliers, or any other reason where failure to perform is beyond the reasonable control and not caused by the negligence, intentional conduct or misconduct and the non-performing Party has exerted Commercially Reasonable Efforts to overcome such force majeure; provided, however, that in no event shall a Party be required to settle any labor dispute or disturbance.

15.6 Severability. In the event that any provisions of this Agreement are determined to be invalid or unenforceable, the remainder of the Agreement shall remain in full force and effect without said provision unless the absence of the invalidated provision(s) adversely affects the substantive rights of the Parties. In such event the Parties shall, in good faith, negotiate a substitute valid provision for any provision declared invalid or unenforceable, which shall most nearly approximate the economic effect and intent of the invalid provision that it can be reasonably assumed that the Parties would have entered into this Agreement with the substituted provision. The same shall apply in case of an omission.

15.7 Waiver. It is agreed that no waiver by either Party hereto of any breach or default of any of the covenants or agreements herein set forth shall be deemed a waiver as to any subsequent and/or similar breach or default.

[*]	CONFIDENTIAL TREATMENT REQUESTED

15.8 Compliance with Laws. Each Party shall furnish to the other Party any information requested or required by that Party during the term of this Agreement or any extensions hereof to enable that Party to comply with the requirements of any government agency.

15.9 Further Assurances. At any time or from time to time on and after the date of this Agreement, either Party shall at the request of the other Party hereto (i) deliver to the requesting Party any records, data or other documents consistent with the provisions of this Agreement, (ii) execute, and deliver or cause to be delivered, all such consents, documents or further instruments of transfer or license, and (iii) take or cause to be taken all such actions, as the requesting Party may reasonably deem necessary in order for the requesting Party to obtain the full benefits of this Agreement and the transactions contemplated hereby.

15.10 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, US, without giving effect to the choice of laws provisions thereof.

15.11 Dispute Resolution.

(a) The Parties agree to attempt initially to solve all claims, disputes, or controversies arising under, out of, or in connection with this Agreement (a “Dispute”) by conducting good faith negotiations. Any Disputes which cannot be resolved by good faith negotiation within sixty (60) days, shall be referred, by written notice from either Party to the other, to the Chief Executive Officer of Licensee and the Head of the Global Business Unit Gynecology & Andrology of Schering. Such persons shall negotiate in good faith to achieve a resolution of the Dispute referred to them within thirty (30) days after such notice is received by the Party to whom the notice was sent. If such persons are unable to settle the Dispute between them within thirty (30) days, they shall so report to the Parties in writing. The Dispute shall then be referred to mediation as set forth in the following subsection (b).

(b) Upon the Parties receiving the report of the persons referred to in subsection (a) that the Dispute referred to them pursuant to subsection (a) has not been resolved, the Dispute may be referred to mediation by written notice from either Party to the other. The mediation shall be conducted pursuant to the mediation rules of the American Arbitration Association (“AAA”). In the event Licensee is the claimant, the mediation shall be held in London, England; in the event Schering is the claimant, the mediation shall be held in New, York, New York, US. If the Parties have not reached a settlement within sixty (60) days of the date of the notice of mediation, the Dispute may be referred to arbitration pursuant to subsection (c) below.

(c) If, after the procedures set forth in subsections (a) and (b) above, the Dispute has not been resolved, and if a Party decides to institute arbitration proceedings, it shall give written notice to that effect to the other Party. The Parties shall refrain from instituting the arbitration proceedings for a period of sixty (60) days following such notice. During such period, the Parties shall continue to make good faith efforts to amicably resolve the dispute without arbitration. If the Parties have not reached a settlement during that period the arbitration proceedings shall go forward and be conducted in accordance with the then applicable commercial arbitration rules of the

AAA except where modified herein. Each such arbitration shall be conducted by a panel of three arbitrators with appropriate experience in the biotechnology or pharmaceutical industry: one arbitrator shall be appointed by each of Schering and Licensee and the third arbitrator, who shall be the Chairman of the tribunal, shall be appointed by the two Party-appointed arbitrators. In the event Licensee is the claimant, the arbitration shall be held in London, England; in the event Schering is the claimant, the arbitration shall be held in New York, New York, US. The arbitrators shall have the authority to grant specific performance. Any award so rendered shall be final and binding and judgment upon the award so rendered may be entered in any court having jurisdiction or application may be made to such court for judicial acceptance of any award and an order of enforcement, as the case may be. In no event shall a demand for arbitration be made after the date when institution of a legal or equitable proceeding based on such claim, dispute or other matter in question would be barred by the applicable statute of limitations. Each Party shall bear its own costs and expenses incurred in connection with any arbitration proceeding and the Parties shall equally share the costs of the mediation and arbitration levied by the AAA. Any mediation or arbitration proceeding entered into pursuant to this Section 15.11 shall be conducted in the English language.

15.12 Headings. The captions to the several Sections and Articles hereof are not a part of this Agreement, but are included merely for convenience of reference only and shall not affect its meaning or interpretation.

15.13 Counterparts. This Agreement may be executed in two counterparts, each of which shall be deemed an original and which together shall constitute one instrument.

IN WITNESS WHEREOF Schering and Licensee have executed this Agreement by their respective duly authorized representatives.

Schering Aktiengesellschaft		Indevus Pharmaceuticals, Inc.

Date: July 28, 2005		Date: July 28, 2005

By:	/s/ Klaus Brill	By:	/s/ Glenn L. Cooper
Print Name:	Klaus Brill	Print Name:	Glenn L. Cooper
Title:	Head of Portfolio Management	Title:	Chairman and CEO
GBU Gynecology & Andrology

By:	/s/ Dr. Hans-Joachim Riedel
Print Name:	Dr. Hans-Joachim Riedel
Title:	Head of Commercial Cooperations

SCHEDULE 1.23

Finished Product

[*], containing a fill volume of [*]ml, filled with a solution of testosterone undecanoate as active pharmaceutical ingredient and excipients ([*]) for [*]injection. Each ml solution contains [*]mg testosterone undecanoate corresponding to [*] mg [*]. Each [*]with [*]ml solution for injection contains [*]mg testosterone undecanoate.

[*]	CONFIDENTIAL TREATMENT REQUESTED

SCHEDULE 1.51

Schering Patents

US20050032762(A1):	Methods and pharmaceutical compositions for reliable achievement of acceptable serum testosterone levels

SCHEDULE 1.63

Trademark

Word Mark	NEBIDO

Goods and Services	International Class 05. G & S: Hormonal preparations

Serial Number	76523122
Filing Date	June 16, 2003
Current Filing Basis	44E
Original Filing Basis	1B;44E

Registration Number	2932406
Registration Date	March 15, 2005
Owner	(REGISTRANT) Schering Aktiengesellschaft CORPORATION FED REP GERMANY Berlin FED REP GERMANY 13342

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